PowerMedChairs

A Nevada Corporation

_________________________________________________________________________________

8221 E. Washington Street, Chagrin Falls, OH 44023

Telephone: (440) 543-4645

June 24, 2013

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Mr. Brian Soares

Re: PowerMedChairs

Registration Statement on Form S-1

Filed May 23, 2013

File No. 333-188781

Dear Mr. Soares:

On behalf of PowerMedChairs (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 19, 2013 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on May 23, 2013 and subsequently amended.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 1 to the Registration Statement (the “Amendment”). We are sending you a marked copy for your review.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Set forth below is the Company’s responses to the Staff’s comments.

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: No written communications, as defined in Rule 405 under the Securities Act, were presented to potential investors in reliance on Section 5(d) of the Securities Act by us or any anyone authorized to do so on our behalf. No research reports about us were published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933.

Prospectus Cover Page

2. Given your disclosure on page 5, it is unclear why you have included a reference to the OTC Bulletin Board on your prospectus cover page. Please advise or revise.

Response: We respectfully note the Staff’s comment, and we agree that the reference to the OTC Bulletin Board is not applicable. Therefore, we have revised, the prospectus cover page to delete this reference.

Prospectus Summary, page 3

3. Please expand your Summary to clarify that you plan to repair primarily electric or power wheelchairs, as disclosed on page 27, and to identify the particular geographic area in which you plan to market your services, as disclosed on page 31.

Response: We have expanded our Summary to clarify that we plan to repair primarily power wheelchairs, and we have identified the particular geographic area in which we plan to market our services. See third paragraph under “Prospectus Summary.”

Summary Financial Data, page 6

4. Under the "Income Statement Data" section, please label the period presented as "From February 22, 2013 (inception) to March 31, 2013" rather than the "Year ended March 31, 2013."

Response: We have revised the heading under the "Income Statement Data" section to state, "From February 22, 2013 (inception) to March 31, 2013.”

Risk Factors, page 7

5. Please include a separate risk factor about how the government regulations disclosed on pages 30 and 31 may affect your business.

Response: In reviewing your comment, we felt compelled to add two new separate risk factors which discuss the affects of reimbursement with regards to the Healthcare Reform and Government and Third Party Payor reimbursement. See new Risk Factors 18 & 19.

6. Please add a risk factor regarding the fact that your sole officer and director expects to devote approximately 10 hours per week to your business operations, as disclosed on page 3, even though you have no employees. Please also disclose in this risk factor Mr. Yeranossian's positions with other businesses, as indicated on page 31. Also, if your management will need to devote a substantial amount of time to compliance initiatives, as you disclose on page 13, then revise your document to explain clearly how you intend to achieve the goals noted in your plan of operation given the amount of time Mr. Yeranossian plans to devote to your business.

Response: We have added a risk factor that our sole officer and director expects to devote approximately 10-hours per week to our business operations. We have also disclosed in this risk factor that Mr. Yeranossian holds the position of CEO with A&A Medical Supply. To the second part of your comment, we have disclosed that our management has already sub-contracted the services of an accounting firm, auditor and corporate counsel to help him comply with the compliance initiatives. See new Risk Factor # 9.

7. Please add a separate risk factor to highlight that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well as the inapplicability of proxy rules and section 16 of the Exchange Act.

Response: We have added a separate risk factor to highlight that our common stock is not registered under the Exchange Act. In this risk factor, we also explained the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well as the inapplicability of proxy rules and section 16 of the Exchange Act. See new Risk Factor #27.

Since we are a development stage company …, page 7

8. Please tell us the basis for your statement that you have "begun [your] business operations" In this regard, we note your disclosure on page 26 that your operations have been limited to organizational, start-up and capital formation activities. Alternatively, revise to clarify that your business operations have been limited to the activities described on page 26.

Response: We agree that the statement "begun our business operations” is not appropriate. We have revised this section to state our business operations have been limited to organizational, start-up, and capital formation activities.

We expect our operating expenses to increase …, page 9

9. Please explain to us how the "proprietary software systems" referenced in this risk factor relate to your business. Similarly, please tell us how the "future computer programs" and "proprietary databases" mentioned on page 32 and your audio housing product referenced on page 33 relate to your business.

Response: These references were inadvertently placed in this Registration Statement by error. We apologize for any confusion they might have caused. The wording has been deleted and replaced with the appropriate disclosure.

Our largest shareholder owns approximately…, page 9

10. Please tell us the identity of the "three individuals" mentioned in the first paragraph on page 10 and explain to us how they relate to this risk factor. If individuals other than your largest shareholder are able to substantially control matters requiring shareholder approval, please revise this risk factor accordingly.

Response: Anton Yeranossian, our largest shareholder, who owns 55.3% of the class, he has enough votes to solely control matters requiring shareholder approval. The other major shareholders (Irina Seppanen, who owns 18.7% and A&A Medical Supply, who owns 18.4% of the class respectfully, do not have enough votes to control shareholder matters. We have revised the risk factor accordingly.

You may face significant restrictions…, page 17

11. We note your statement in the second paragraph that you plan to rely on exemptions from registration found in section 90.460 of the Nevada Revised Statutes; however, it does not appear that section 90.460 contains an exemption from registration, please advise or revise.

Response: We revised this section to state, “Our Selling Shareholders originally purchased shares in Tropical PC, a company we acquired. Topical PC received a Notice of Effectiveness from the Secretary of State, Securities Division, State of Nevada, dated November 30, 2004, File No. R04-151, which permitted Tropical PC to conduct this Offering.”

Selling Stockholders, page 18

12. Please tell us where you have included the footnotes to which you refer in the paragraph numbered (1) following your selling stockholder table.

Response: We have added the footnotes to which we refer in the paragraph numbered (1) following our selling stockholder table.

Management's Discussion and Analysis or Plan of Operation, page 26

Products and Services, page 27

13. Please tell us the basis for the costs disclosed on page 28 to rebuild a wheelchair and the additional cost that might be recouped if special features were added.

Response: The basis for the costs is based on management’s past experience with A&A Medical Supply in repairing wheelchairs. The costs are dependent on the size of the project, the status of disrepair, the complexity of making the repairs and costs involved to add new features to the wheelchair. The repair costs can range from two thousand dollars to three thousand dollars, which is less expensive than replacing the old wheelchair with a new wheelchair. We have added disclosure that the numbers are based on management’s past experience with A&A Medical Supply in repairing wheelchairs.

Industry Background, page 30

14. We note your citation to a study concerning the market size for mobility device use that was undertaken in 2000 and which relied upon data from 1994-1995. Please tell us how you determined that this study provides the most recent available information such that it is appropriate to be included.

Response: We respectfully note the Staff’s comment, and we are impressed that the Staff completed additional research with regards to this study. Based on your comment, we added to the disclosure the study was undertaken in 2002 and relied upon data from 1994-1995.

Since there has not been many studies concerning the number wheelchairs in use, we concluded that this study would be appropriate to include. People who have an ambulatory disability, generally do not recover from this disability. They are wheelchair bound for the remainder of their lives. Therefore, although the data in this study is somewhat dated, we do not expect the statistics have change very much, based on this type of disability.

We did find some more recent data from the U.S. Census bureau which we included as the last paragraph under Industry Background.

Wheelchair Reimbursement, page 30

15. Please tell us the basis for the statement about management's "market position" and "technical expertise," given the current status of your business operations.

Response: We deleted the wording “strong market position” as we agree it is not applicable; however we left unchanged “technical expertise,” based on the Mr. Yeranossian’s seven years working experience in the field of medical supplies and appliances. This experience gives him the technical expertise to handle reimbursement regulatory changes.

Plan of Operation, page 33

16. We note disclosures in the first paragraph of this section that "As of the date of this Registration Statement, we have serious concerns as to whether we have, and will have, sufficient cash flow to continue to operate for the next twelve months if we are not successful in finding a market for our audio housing product." Please explain in detail, with a view toward expanded disclosure, the nature of the referenced product market and how it relates to your overall business operations. Also, tell us how the previous disclosures are consistent with disclosures in the cash requirements section on page 34 that "We estimate that our current cash resources will be sufficient to finance our operations, at the current level of activity, for a period of twelve months, which estimate includes the additional expenses the Company will incur upon becoming a reporting company." Please revise the filing as necessary to remove or clarify the disclosures noted in this comment.

Response: As stated in comment No. 9 above, this references was inadvertently placed in this Registration Statement by error. Based on the Company’s cash on hand of $31,991, and its prepaid legal fees of $10,000, management believes, without any additional funding or revenues, the Company has sufficient cash to finance its operations, for a period of twelve months, which estimate includes the additional expenses the Company will incur upon becoming a reporting company. We have reconciled the first paragraph on page 33.

Results of Operations. page 34

17. We note your disclosures that your general and administrative expenses included $10,000 related to acquisition costs of a dormant entity, Tropical PC, Inc. Please tell us how long Tropical PC was dormant prior to the date you acquired it and confirm it had no assets or operations as of the acquisition date. Also, explain to us what your business purpose was for making the acquisition and the expected benefit to be derived therefrom.

Response: We added to the disclosure, that “Tropical PC has been dormant for approximately three years. At the time of acquisition it had no assets or operations. We acquired Tropical PC to give us a shareholder base in order to position ourselves for future listing on the OTC-BB.”

Liquidity and Capital Resources, page 34

18. We see that you have recorded prepaid expenses of $10,000. We further note that this is the same amount paid to acquire 25 million shares in Tropical PC, Inc. Please tell us and revise the filing to disclose the nature of the prepaid expense. Provide us with references to the authoritative U.S. GAAP you considered when determining the amount referenced qualifies as an asset.

Response: There are two separate $10,000 expenses. The first $10,000 fee was spent to acquire 25 million shares of Tropical PC. This is classified an expense under general and administrative expenses. The second $10,000 fee was spent on prepaid legal fees. This prepaid fee is listed as an asset on the books of the Company. In order to avoid confusion, we added under this section that this represents a prepaid “legal” fees.

Security Ownership of Certain Beneficial Owners and Management, page 42

19. We note your disclosure on page 31 that your CEO is also CEO of A&A Medical Supply, LLC, which owns 18.4% of your outstanding shares of common stock. We also note your disclosure on page 43 that your CEO co-owns A&A. Please explain to us why the shares held by A&A are not also reflected in your CEO's beneficial holdings. Refer to Instruction 2 of Item 403 of Regulation S-K.

Response: A&A Medical Supply, LLC is owned by Mr. Frounz Yeranossian, the father of Anton Yeranossian, as disclosed in the security ownership table. It was erroneously stated on Page 31 that A&A Medical Supply is co-owed by Anton Yeranossian. Mr. Yeranossian has no ownership of A&A Medical Supply. This error has been corrected to state A&A Medical Supply is “managed” by Anton Yeranossian. It is for this reason the shares held by A&A are not also reflected in our CEO's beneficial holdings.

Service Agreement, page 43

20. Please expand to disclose the material terms of this agreement. Please also reconcile your statement in the second paragraph that your CEO co-owns A&A Medical Supply with your disclosure in the following paragraph that A&A is owned by your CEO's parents.

Response: We have expanded and disclosed the material terms of our service agreement with A&A Medical Supply. We have also reconciled our statement in the second paragraph that our CEO manages A&A Medical Supply. We deleted the reference that he co-owns A&A Medical Supply.

Promoters, page 43

21. We note your statement that Anton Yeranossian can be considered a promoter. Please revise to include the information required by Item 404(c).

Response: We added disclosure indicating that Mr. Yeranossian received 1,500,000 restricted common shares, Irina Seppanen received 500,000 restricted common shares, and Frounz Yeranossian of A&A Medical Supply, LLC received 500,000 restricted common shares. They paid par value, $0.001, cash for their founder’s shares. These are promoters of the Company. since they each own more than 10% of the issued and outstanding shares and each are considered founders of the Company, pursuant to the definition of a Promoter in Rule 405 or Regulation C.

Financial statements, page 45

22. If necessary prior to effectiveness, please revise the filing to include updated financial statements and related disclosures. Refer to Rule 8-08 of Regulation S-X.

Response: We acknowledge to the Staff, that we shall not requested effectiveness with stale financials.

Note 5. Related Party Transactions, page F-9

23. We note on page 31 that your sole officer/director is also CEO of A&A Medical Supply, LLC. We further note that you entered into a separate service agreement with them to rebuild wheelchairs they received for repairs. Please include disclosure in this note of the terms and conditions of this arrangement and a summary of the nature of your relationship with A&A Medical Supply, LLC.

Response: We have included disclosure in Financial Footnote 5 concerning the terms and conditions of our service agreement with A&A Medical Supply and a description of the nature of our relationship with A&A Medical Supply, LLC.

Note 9. Subsequent Events, page F-11

24. Please revise this Note to disclose the specific date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1(a).

Response: We revised this Note to disclose the specific date through which subsequent events have been evaluated.

Exhibit 23.1

25. To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment as required by Item 601 (b)(23)(i) of Regulation S-K.

Response: We have provided in our amended filing a currently dated and signed consent from our independent accountant as required by Item 601 (b)(23)(i) of Regulation S-K.

Signatures, page II-6

26. Please also identify the person signing in the capacity of Principal Accounting Officer.

Response: We have identified Anton Yeranossian as our Principal Accounting Officer.

The Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq., our corporate counsel, at (702) 221-1925.

PowerMedChairs

By: /s/ Anton Yeranossian

Anton Yeranossian

Chief Executive Officer

cc: Thomas C. Cook, Esq.